UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 1, 2009

 BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [ ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat

26 November 2009
To: Australian Securities Exchange London Stock Exchange	cc: New York Stock Exchange Swiss Stock Exchange JSE Limited Deutsche Bank UBS Zurich

For Announcement to Market

Please find attached the results of the business conducted at the meetings of shareholders of BHP Billiton Limited ("Limited") held in Brisbane, Australia on 26 November 2009 and BHP Billiton Plc ("Plc") held in London, United Kingdom on 29 October 2009.

As required by the Dual Listed Companies Structure, a poll was conducted on each of the proposed resolutions. Each resolution is a Joint Electorate Action. The poll results for BHP Billiton Limited and BHP Billiton Plc are attached.

The final proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares) is detailed in Appendix 1. The additional information required in respect of BHP Billiton Plc by the United Kingdom's Companies Act 2006 (as amended by The Companies (Shareholders' Rights) Regulations 2009) is provided in Appendix 2.

Two copies of the resolutions passed at the closure of the poll today have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Telephone no: +44 (0)20 7066 1000).

Jane McAloon

Group Company Secretary

The poll results for BHP Billiton Limited and BHP Billiton Plc as follows:
	Business	Votes For	Votes Against	Votes Abstained	Result
1	Receipt of the Financial Statements and Reports for BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)	2,838,046,338	21,060,152	118,993,169	CARRIED
2	Re-election of Mr Carlos Cordeiro as a director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)	2,946,925,237	23,865,947	7,328,358	CARRIED
3	Re-election of Mr David Crawford as a director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)	2,893,440,665	66,564,346	19,113,762	CARRIED
4	Re-election of The Hon E Gail de Planque as a director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)	2,956,502,934	10,108,078	11,507,189	CARRIED
5	Re-election of Mr Marius Kloppers as a director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)	2,961,263,493	6,257,441	10,580,944	CARRIED
6	Re-election of Mr Don Argus as a director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)	2,902,951,818	68,328,117	6,820,580	CARRIED
7	Election of Mr Wayne Murdy as a director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)	2,960,863,132	9,457,978	7,790,095	CARRIED
8	Re-appointment of KPMG Audit Plc as auditor of BHP Billiton Plc (an ordinary resolution)	2,940,616,309	8,628,242	28,812,046	CARRIED
9	Renewal of the general authority to issue shares in BHP Billiton Plc (an ordinary resolution)	2,682,829,361	279,687,592	15,553,450	CARRIED
10	Renewal of the disapplication of pre-emption rights in BHP Billiton Plc (a special resolution)	2,790,231,523	176,378,755	11,224,659	CARRIED
11	Approval of the repurchase of shares in BHP Billiton Plc (a special resolution)	2,959,662,730	8,108,354	10,247,912	CARRIED
12	Approval of the cancellation of shares in BHP Billiton Plc held by BHP Billiton Limited on each of the following dates (each one a special resolution):
12(i)	30 April 2010	2,952,934,478	10,999,233	14,166,450	CARRIED
12(ii)	17 June 2010	2,951,571,526	11,401,888	14,147,378	CARRIED
12(iii)	15 September 2010	2,952,861,305	11,126,576	14,132,160	CARRIED
12(iv)	11 November 2010	2,952,916,669	11,102,233	14,093,626	CARRIED
13	Approval of the Remuneration Report (an ordinary non-binding resolution)	2,866,489,458	69,401,329	42,090,615	CARRIED
14	Approval of the grant of awards to Mr Marius Kloppers under the GIS and the LTIP (an ordinary resolution)	2,893,631,655	65,378,929	18,897,118	CARRIED

APPENDIX 1
BHP Billiton Limited & BHP Billiton Plc - Final Proxy Position
		Limited	Plc
1	Receipt of the Financial Statements and Reports for BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)
	Total number of proxy votes exercisable by all proxies validly appointed	1,412,775,717	1,443,917,803
	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,356,307,768	1,424,810,324
	was to vote against the resolution	2,159,850	18,900,302
	was to abstain on the resolution	115,205,613	3,786,961
	may vote at the proxy's discretion	54,308,099	207,177
2	Re-election of Mr Carlos Cordeiro as a director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)
	Total number of proxy votes exercisable by all proxies validly appointed	1,524,835,912	1,443,533,623
	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,463,679,970	1,426,167,975
	was to vote against the resolution	6,708,244	17,146,592
	was to abstain on the resolution	3,166,026	4,171,141
	may vote at the proxy's discretion	54,447,698	219,056
3	Re-election of Mr David Crawford as a director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)
	Total number of proxy votes exercisable by all proxies validly appointed	1,525,988,482	1,431,597,091
	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,460,421,269	1,375,931,468
	was to vote against the resolution	11,106,713	55,446,743
	was to abstain on the resolution	3,012,687	16,107,673
	may vote at the proxy's discretion	54,460,500	218,880
4	Re-election of The Hon E Gail de Planque as a director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)
	Total number of proxy votes exercisable by all proxies validly appointed	1,520,640,185	1,443,555,654
	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,458,227,960	1,441,250,932
	was to vote against the resolution	8,005,718	2,086,166
	was to abstain on the resolution	7,359,412	4,149,110
	may vote at the proxy's discretion	54,406,507	218,556
5	Re-election of Mr Marius Kloppers as a director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)
	Total number of proxy votes exercisable by all proxies validly appointed	1,525,459,863	1,439,648,048
	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,466,266,030	1,438,187,103
	was to vote against the resolution	5,006,406	1,251,257
	was to abstain on the resolution	2,524,103	8,056,024
	may vote at the proxy's discretion	54,187,427	209,688
6	Re-election of Mr Don Argus as a director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)
	Total number of proxy votes exercisable by all proxies validly appointed	1,525,307,766	1,443,550,109
	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,457,699,957	1,388,573,274
	was to vote against the resolution	13,557,399	54,766,047
	was to abstain on the resolution	2,674,345	4,154,455
	may vote at the proxy's discretion	54,050,410	210,788
7	Election of Mr Wayne Murdy as a director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)
	Total number of proxy votes exercisable by all proxies validly appointed	1,524,363,811	1,443,526,787
	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,461,541,841	1,442,054,523
	was to vote against the resolution	8,181,198	1,249,775
	was to abstain on the resolution	3,628,790	4,177,977
	may vote at the proxy's discretion	54,640,772	222,489
8	Re-appointment of KPMG Audit Plc as auditor of BHP Billiton Plc (an ordinary resolution)
	Total number of proxy votes exercisable by all proxies validly appointed	1,519,532,549	1,427,278,687
	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,461,778,233	1,421,854,402
	was to vote against the resolution	3,421,297	5,180,010
	was to abstain on the resolution	8,406,508	20,425,013
	may vote at the proxy's discretion	54,333,019	244,275
9	Renewal of the general authority to issue shares in BHP Billiton Plc (an ordinary resolution)
	Total number of proxy votes exercisable by all proxies validly appointed	1,521,462,132	1,438,938,643
	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,449,313,250	1,176,409,878
	was to vote against the resolution	17,396,700	262,281,892
	was to abstain on the resolution	6,535,965	8,720,701
	may vote at the proxy's discretion	54,752,182	246,873
10	Renewal of the disapplication of pre-emption rights in BHP Billiton Plc (a special resolution)
	Total number of proxy votes exercisable by all proxies validly appointed	1,518,729,271	1,445,796,865
	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,446,481,820	1,286,425,984
	was to vote against the resolution	17,198,737	159,129,097
	was to abstain on the resolution	9,266,040	1,907,899
	may vote at the proxy's discretion	55,048,714	241,784
11	Approval of the repurchase of shares in BHP Billiton Plc (a special resolution)
	Total number of proxy votes exercisable by all proxies validly appointed	1,521,466,902	1,443,994,378
	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,459,883,141	1,442,113,542
	was to vote against the resolution	6,448,417	1,639,852
	was to abstain on the resolution	6,525,562	3,710,386
	may vote at the proxy's discretion	55,135,344	240,984
12	Approval of the cancellation of shares in BHP Billiton Plc held by BHP Billiton Limited on each of the following dates (each one a special resolution):
12(i)	30 April 2010
	Total number of proxy votes exercisable by all proxies validly appointed	1,518,589,595	1,442,988,162
	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,454,984,991	1,439,877,026
	was to vote against the resolution	8,148,392	2,825,541
	was to abstain on the resolution	9,392,987	4,716,602
	may vote at the proxy's discretion	55,456,212	285,595
12(ii)	17 June 2010
	Total number of proxy votes exercisable by all proxies validly appointed	1,517,627,369	1,442,990,091
	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,453,505,515	1,439,875,542
	was to vote against the resolution	8,567,943	2,826,829
	was to abstain on the resolution	9,375,844	4,714,673
	may vote at the proxy's discretion	55,553,911	287,720
12(iii)	15 September 2010
	Total number of proxy votes exercisable by all proxies validly appointed	1,518,640,832	1,442,991,095
	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,454,780,879	1,439,878,485
	was to vote against the resolution	8,294,570	2,824,890
	was to abstain on the resolution	9,361,630	4,713,669
	may vote at the proxy's discretion	55,565,383	287,720
12(iv)	11 November 2010
	Total number of proxy votes exercisable by all proxies validly appointed	1,518,683,968	1,442,987,923
	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,454,773,438	1,439,875,780
	was to vote against the resolution	8,271,503	2,823,614
	was to abstain on the resolution	9,311,181	4,716,841
	may vote at the proxy's discretion	55,639,027	288,529
13	Approval of the Remuneration Report (an ordinary non-binding resolution)
	Total number of proxy votes exercisable by all proxies validly appointed	1,503,474,496	1,430,116,305
	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,414,600,587	1,395,682,960
	was to vote against the resolution	35,262,330	34,161,904
	was to abstain on the resolution	24,419,423	17,586,498
	may vote at the proxy's discretion	53,611,579	271,441
14	Approval of the grant of awards to Mr Marius Kloppers under the GIS and the LTIP (an ordinary resolution)
	Total number of proxy votes exercisable by all proxies validly appointed	1,516,233,639	1,440,597,067
	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,415,877,975	1,436,862,362
	was to vote against the resolution	47,541,281	3,449,226
	was to abstain on the resolution	11,676,617	7,107,697
	may vote at the proxy's discretion	52,814,383	285,479

APPENDIX 2

Additional Information

For the purposes of section 341 of the United Kingdom's Companies Act 2006 (as amended by The Companies (Shareholders' Rights) Regulations 2009) and in respect of BHP Billiton Plc, the votes validly cast* as a percentage of the company's total issued share capital (as at 6pm on 27 October 2009) are:
	Item of Business	Votes cast %*
1	Receipt of the Financial Statements and Reports for BHP Billiton Plc and BHP Billiton Limited	64.72
2	Re-election of Mr Carlos Cordeiro as a director of each of BHP Billiton Plc and BHP Billiton Limited	64.70
3	Re-election of Mr David Crawford as a director of each of BHP Billiton Plc and BHP Billiton Limited	64.17
4	Re-election of The Hon E Gail de Planque as a director of each of BHP Billiton Plc and BHP Billiton Limited	64.70
5	Re-election of Mr Marius Kloppers as a director of each of BHP Billiton Plc and BHP Billiton Limited	64.53
6	Re-election of Mr Don Argus as a director of each of BHP Billiton Plc and BHP Billiton Limited	64.70
7	Election of Mr Wayne Murdy as a director of each of BHP Billiton Plc and BHP Billiton Limited	64.70
8	Re-appointment of KPMG Audit Plc as auditor of BHP Billiton Plc	63.97
9	Renewal of the general authority to issue shares in BHP Billiton Plc	64.49
10	Renewal of the disapplication of pre-emption rights in BHP Billiton Plc	64.80
11	Approval of the repurchase of shares in BHP Billiton Plc	64.72
12	Approval of the cancellation of shares in BHP Billiton Plc held by BHP Billiton Limited on each of the following dates:
12(i)	30 April 2010	64.68
12(ii)	17 June 2010	64.68
12(iii)	15 September 2010	64.68
12(iv)	11 November 2010	64.68
13	Approval of the Remuneration Report	64.10
14	Approval of the grant of awards to Mr Marius Kloppers under the GIS and the LTIP	64.57

*This calculation does not include the votes cast at the BHP Billiton Limited Annual General Meeting which are added to the votes cast at the BHP Billiton Plc Annual General Meeting to give the final result in relation to each resolution. Final poll results for BHP Billiton Plc and BHP Billiton Limited can be found on pages 2, 3 and 4 of this announcement.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: December 1 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary